                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

In Re:

                                                        C.A. No. 1052-N
GENENCOR INTERNATIONAL, INC.
SHAREHOLDERS LITIGATION

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                           MEMORANDUM OF UNDERSTANDING
                           ---------------------------

     WHEREAS, on February 15, 2005, Danisco A/S ("Danisco") commenced a tender offer to purchase all outstanding shares of common stock of Genencor
International, Inc. ("Genencor") at $19.25 per share cash (the "Tender Offer");

     WHEREAS, Danisco also announced that if it completed the Tender Offer
(including, if a majority of the outstanding Genencor shares tendered into the
Tender Offer), Danisco would then effect a short form merger by means of a merger of a Danisco subsidiary with Genencor (the "Merger");

     WHEREAS, Danisco and Eastman Chemical Co. ("Eastman") each own 485 shares of 7 1/2% Cumulative Series A Preferred Stock of Genencor (the "Series A
Preferred");

     WHEREAS, during 2002, a special committee of the Genencor Board of
Directors considered possible transactions with respect to the Series A
Preferred, including possible redemption of the Preferred, but no such redemption or other transaction relating to the Series A Preferred was agreed upon;

     WHEREAS, during 2003 and 2004, Genencor management engaged in discussions with Danisco and Eastman regarding a possible transaction regarding the Series A
Preferred, including the possible redemption of the Series A Preferred but no agreement regarding a transaction involving the Series A Preferred could be reached;

     WHEREAS, in December 2003, the Genencor Board of Directors appointed a
"Second Special Committee" and "Strategic Committee" that were charged with the task of exploring the possibility of a strategic transaction involving Genencor
(the "Strategic Process");

     WHEREAS, no acceptable transaction proposal resulted from the Strategic
Process;

     WHEREAS, in or about December 2004, Danisco advised Genencor that it was in discussions with Eastman regarding a potential purchase of the Series A
Preferred and Genencor common shares held by Eastman, and was also interested in possibly acquiring the outstanding common shares of Genencor through a tender offer and Danisco offered to acquire all of Genencor's publicly held common stock for $17 per share (the "Danisco Proposal");

     WHEREAS, in response to the Danisco Proposal, the Genencor Board of
Directors appointed a "Third Special Committee" to review and consider the
Danisco Proposal;

     WHEREAS, following negotiations between Danisco and the Third Special
Committee, Danisco agreed to offer to purchase all outstanding shares of common stock of Genencor for $19.25 per share;

     WHEREAS, on January 27, 2005, Danisco, certain Danisco subsidiaries, and
Genencor entered into an "Acquisition Agreement" memorializing the terms of the
Tender Offer and Merger;

     WHEREAS, on January 27, 2005 Danisco, Eastman and certain of their subsidiaries entered into a "Stock Purchase Agreement" pursuant to which Eastman agreed not to tender its shares of Genencor common stock into the Tender Offer and to sell its Series A Preferred and common shares of Genencor to Danisco in accordance with the terms of that Agreement;

     WHEREAS, on February 15, 2005, Danisco filed a Tender Offer Statement (and related documents) and Genencor filed a Schedule 14D-9 (and related documents)
and 13e-3 with the

Securities and Exchange Commission relating to the Tender Offer and Merger
(collectively, the "Disclosure Documents);

     WHEREAS, two purported class actions were filed on January 27, 2005 and one on February 4, 2005 in the Delaware Court of Chancery challenging the
Acquisition Agreement, the Tender Offer and the Merger which actions have been consolidated under the above caption and civil action number (the "Action");

     WHEREAS, the consolidated amended complaint in the Action alleges that the members of the Genencor Board of Directors (the "Individual Defendants"),
Genencor, Danisco and Eastman breached fiduciary duties to the Genencor stockholders by, among other things, approving the Acquisition Agreement and failing to disclose to Genencor stockholders allegedly material information in the Disclosure Documents (collectively, Genencor and the Individual Defendants are referred to as the "Genencor Defendants");

     WHEREAS, plaintiffs' counsel retained a financial expert to review and consider the terms of the Tender Offer and the Merger, including the information contained in the Disclosure Documents;

     WHEREAS, plaintiffs in the Action filed a Motion for Preliminary Injunction and Motion for Expedited Proceedings on February 25, 2005 and a hearing on plaintiffs' motion for a preliminary injunction is scheduled for March 11, 2005;

     WHEREAS, between February 25 and March 8, 2005, plaintiffs conducted expedited discovery, received substantial document production from the defendants, and conducted depositions of the following witnesses: Soren
Bjerre-Nielsen (CFO of Danisco); Bruce Cozadd (a Genencor director and chairman of the Third Special Committee); Raymond J. Land (Sr. Vice

President and CFO of Genencor); Richard Lorraine (CFO of Eastman); and
Marc-Anthony Hourihan (UBS).

     WHEREAS, counsel engaged in arms-length negotiations concerning a possible settlement of the Action;

     WHEREAS, plaintiffs' counsel concluded based upon the discovery taken and in consultation with their expert that the price being offered in the Merger and
Tender Offer is within a range of fairness but that the Disclosure Documents contained misleading information and/or omitted material information;

     WHEREAS, defendants maintain that the Disclosure Documents constitute an adequate disclosure of all material information, that they are not required to issue any supplemental disclosures under Delaware law and that they have not committed any breaches of fiduciary duties, disclosure violations, or any other breaches or violations whatsoever in connection with the Acquisition Agreement, the Stock Purchase Agreement, the Tender Offer, or the Merger; and

     WHEREAS, counsel have reached an agreement in principle providing for the settlement of the Action between and among plaintiffs, on behalf of themselves and the putative class of persons on behalf of whom plaintiffs have brought the
Action, and Defendants, on the terms and subject to the conditions set forth below (the "Settlement");

     NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel to the parties, the parties to the Action have agreed in principle as follows:

1. Certain Defendants shall make supplemental disclosures in connection with the
Tender Offer and Merger to address certain of the disclosure claims raised in the Action. These defendants agreed to make the supplemental disclosures requested by plaintiffs' counsel as a

direct result of the Action and plaintiffs' counsels' efforts. A copy of the
Supplemental disclosures is appended as Exhibit 1.

2. Plaintiffs' counsel have had the opportunity to conduct discovery related to their disclosure allegations and the fairness of the Merger and the Tender Offer and to review the supplemental disclosures to be made by Defendants pursuant to paragraph 1 above (the "Supplement"), and, at the request of plaintiffs'
counsel, various changes have been incorporated into the Supplement. Genencor and Danisco shall exercise their best efforts to mail by first class mail the
Supplement on March 9, 2004, to all record holders of Genencor.

3. The plaintiffs, having considered the information contained in the Disclosure
Documents and the Supplement, agree that the Disclosure Documents and the
Supplement fairly and adequately disclose information sufficient to enable
Genencor stockholders to make an informed decision concerning whether to tender their shares into the Tender Offer.

4. Without prejudicing plaintiffs' right to seek such additional information as they may reasonably request, the parties to the Action will use their best efforts to agree upon, execute and present to the Court, by March 15, 2005, a formal Stipulation of Settlement and such other documents as may be necessary and appropriate in order to obtain the prompt approval by the Court of the
Settlement and the dismissal with prejudice of the Action in the manner contemplated herein and by the Stipulation of Settlement. Pending the negotiation and execution of the Stipulation of Settlement, all proceedings in the Action, except for Settlement-related proceedings, shall be suspended.

5. The Stipulation of Settlement shall include the following provisions:

     (a) for the conditional certification of the Action, for settlement purposes only, as a consolidated class action pursuant to Court of Chancery
Rules 23(b)(1) and (b)(2) on behalf of a class consisting of all record and beneficial owners of Genencor stock at any time during the period January 27,
2005, through and including the date of the consummation of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, and excluding the
Defendants and their immediate families (the "Class");

     (b) for the complete discharge, dismissal with prejudice, settlement and release of, and an injunction barring, all claims, demands, rights, actions or causes of action, rights, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, that have been, could have been, or in the future can or might be asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence, violations of the federal securities laws or otherwise) by or on behalf of any member of the Class, whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity against the Defendants in the Action or any of their families, parent entities, associates, affiliates or subsidiaries and each and all of their respective past, present or future officers, directors, stockholders, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers or commercial bankers, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, the "Released Persons") which

have arisen, could have arisen, arise now or hereafter arise out of, or relate in any manner to, the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related, directly or indirectly, to any of the complaints filed at any time in the Action, the Acquisition Agreement, the Stock
Purchase Agreement, the Tender Offer, the Merger, and any public filings or statements (including, but not limited to, public statements and the Disclosure
Documents) by any of the Defendants in the Action or any other Released Persons in connection with the Disclosure Documents, the Supplement, the Acquisition
Agreement, the Stock Purchase Agreement, the Tender Offer or the Merger
(collectively, the "Settled Claims").

     (c) that Defendants have denied, and continue to deny, that any of them have committed or have threatened to commit any violations of law or breaches of duty to the plaintiffs, the Class or anyone else;

     (d) that Defendants are entering into the Stipulation of Settlement solely because the proposed Settlement will eliminate the uncertainty, distraction, burden and expense of further litigation; and

     (e) subject to the Order of the Court, pending final determination of whether the Settlement provided for in the Stipulation of Settlement should be approved, that plaintiffs and all members of the Class, or any of them, are barred and enjoined from commencing, prosecuting, continuing, instigating or in any way participating in the commencement or prosecution of any action asserting any Settled Claims, either directly, representatively, derivatively or in any other capacity, against any Defendant, which have been or could have been asserted, or which arise out of or relate in any way to any of the transactions or events described in any complaint or amended complaint in the Action.

     (f) Genencor, on its own behalf and on behalf of the Genencor Defendants, will be responsible for the administration of and costs associated with providing such notice of the Settlement as the Court may require.

6. This Memorandum of Understanding shall be null and void and of no force and effect, unless otherwise agreed by the parties pursuant to paragraph 9 below, if the Settlement does not obtain final Court approval for any reason. In such event, this Memorandum of Understanding shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Action, and neither the existence of this Memorandum of Understanding nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other litigation or proceeding, except to show the parties'
understanding pertaining to the disclosures contained in the Disclosure
Documents and Supplement.

7. This Memorandum will be executed by counsel for the parties to the Action, each of whom represents and warrants that they have the authority from their client to enter into this Memorandum. This Memorandum of Understanding may be executed in counterparts by any of the signatories hereto, including by telecopier, and as so executed shall constitute one agreement. The plaintiffs and their counsel represent and warrant that none of plaintiffs' claims or causes of action referred to in any complaint in the Action or this Memorandum of Understanding have been assigned, encumbered or in any manner transferred in whole or in part.

8. This Memorandum of Understanding and the Settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of
Delaware, without regard to Delaware's principles governing choice of law. The parties agree that any dispute arising out

of or relating in any way to this Memorandum of Understanding shall not be litigated or otherwise pursued in any forum or venue other than the Delaware
Court of Chancery, and the parties expressly waive any right to demand a jury trial as to any such dispute.

9. This Memorandum of Understanding may be modified or amended only by a writing, signed by all of the signatories hereto, that refers specifically to this Memorandum of Understanding.

10. The provisions contained in this Memorandum of Understanding shall not be deemed a presumption, concession or admission by any Defendant of any fault, liability or wrongdoing or by plaintiffs that their claims lack any merit as to any facts or claims alleged or asserted in the Action, or any other action or proceeding, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Action, or in any other action or proceeding, whether civil, criminal or administrative.

11. This Memorandum of Understanding shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns.

12. Plaintiffs' counsel intend to petition the Court for an award of attorneys fees and expenses. Defendants agree not to oppose any such request by plaintiffs' counsel for an award of fees and expenses up to $350,000 in the aggregate. Plaintiffs' counsel reserve the right to request a greater amount of fees and expenses but agree that they will not apply for an award of fees and expenses in excess of $550,000. Defendants reserve the right to oppose any request for fees and expenses in excess of $350,000. Genencor, on its own behalf and on behalf of the Genencor Defendants, agrees to pay any such fees and expenses awarded by the Court within five (5) days of the date on which the
Court order approving the Settlement becomes final and no longer appealable.

     IT WITNESS WHEREOF, the parties have executed this Memorandum of
Understanding effective as of March 9, 2005.

/s/ Martin P. Tully                         /s/ Joseph A. Rosenthal
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Martin P. Tully (#465)                      Joseph A. Rosenthal (#234)
MORRIS NICHOLS ARSHT & TUNNELL              Carmella P. Keener (#2810)
1201 N. Market Street                       ROSENTHAL, MONHAIT, GROSS &
Wilmington, DE  19801                       GODDESS, P.A.
(302) 658-9200                              919 N. Market Street, Suite 1401
Counsel to Bruce Cozadd, Joseph             Citizens Bank Center
Mollica and Norbert Riedel                  Wilmington, DE 19801
                                            (302) 656-4433
                                            Counsel for Plaintiffs and the
                                            Plaintiff Class

/s/ Matthew E. Fischer (by CTW)             /s/ Jesse A. Finkelstein (by LMZ)
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Donald J. Wolfe (#285)                      Jesse A. Finkelstein (#1090)
Matthew E. Fischer (#3092)                  RICHARDS LAYTON & FINGER
POTTER ANDERSON & CORROON                   One Rodney Square
Hercules Plaza                              Wilmington, DE  19801
1313 N. King Street                         (302) 651-7754
Wilmington, DE  19899                       Counsel to Genencor International,
(302) 984-6000                              Inc, and Jean-Jacques Bienaime.
Counsel to Eastman Chemical Corp.,
Theresa Lee, Gregory Nelson and
James Rogers

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/s/ Bruce E. Jameson
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James L. Holzman (#663)
Bruce E. Jameson (#2931)
PRICKETT, JONES & ELLIOTT, P.A.
1310 King Street
Wilmington, DE 19801
(302) 888-6500
Counsel to Danisco A/S, Soren
Bjerre-Nielsen, Robert H. Mayer,
and Jorgen Rosenlund

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